FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: December 23, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            23 December, 2005, Unilever contract with IBM

Exhibit 99


Unilever NV and Unilever PLC





23 December 2005






  UNILEVER SIGNS 7 YEAR CONTRACT WITH IBM FOR FINANCIAL TRANSACTIONAL SERVICES
                                  OUTSOURCING





Unilever today announced it has signed a contract to outsource significant parts of its financial transactional services to IBM. This agreement covers more than 20 European countries and is part of the One Unilever programme, which aims to streamline the organisation in order to increase competitiveness in the marketplace and step up growth.

IBM will provide financial services including Purchase to Pay, General Accounting and Bill to Cash and will be delivered from IBM centres in Portugal, Poland and India. The deal is expected to deliver significant cost savings to Unilever throughout the seven years of the contract. These anticipated cost savings will contribute to the overall targeted EUR700 million annual savings of the One Unilever programme.

"IBM brings strong business process knowledge, deep technical expertise and a flexible, responsive business model to finance shared services. As a specialist in this area, IBM will be able to help us optimise our business process performance, and deliver additional savings in support of our core business; offering consumers excellent brands and products", says Kees van der Graaf, president Unilever Europe.

Van der Graaf added: "This change will affect quite a number of our employees in Europe. We are committed to treat all of them responsibly and will follow all appropriate consultation processes. When jobs are affected we will do our best to find alternative employment".


"IBM will apply business insight within our global network of operations to optimise business performance. The agreement will create long-term economic benefits for Unilever," said Tony Cronin, general manager, business transformation outsourcing, IBM. "This relationship is a strong example of the new on-demand business IBM is targeting in the marketplace for Business Performance Transformation Services."

Unilever will follow a phased approach in implementation over approximately two years, starting in the first quarter of 2006. Approximately 750 people are affected by this change.



For further information:

Tanno Massar

Corporate Media Relations Director

Tel +31 10 217 4844

tanno.massar@unilever.com



OR

Richard Janes

IBM Business Consulting Services

Tel. +44 207 021 9370

Richard.janes@uk.ibm.com



SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ' expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.